1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated September 10, 2014

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2014/09/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Bo Yung Chen
Name:	Bo Yung Chen
Title:	Chief Financial Officer

Exhibit

Exhibit	Description

Exhibit 99.1	Announcement on 2014/08/12 : The Board approved the appointment of two senior managers

Exhibit 99.2	Announcement on 2014/08/13 : To announce the differences of the Q2 2014 financial statements between under Taiwan-IFRSs and under IFRSs

Exhibit 99.3	Announcement on 2014/08/13 : The amendment of Annual Report 2013

Exhibit 99.4	Announcement on 2014/09/03 : The Company participates in an investors conference

Exhibit 99.5	Announcement on 2014/09/03 : The Company participates in an investors conference

Exhibit 99.6	Announcement on 2014/09/10 : To announce the Company’s August 2014 revenues

Exhibit 99.7	Announcement on 2014/09/10 : July 2014 sales

3